Exhibit 3

North American Palladium Ltd.

Third Quarter Report 2015

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s condensed interim consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three and nine months ended September 30, 2015, compared to those of the respective periods in the prior year. This MD&A has been prepared as of November 5, 2015 and is intended to supplement and complement the condensed interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2015 (collectively, the “Financial Statements”), which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

Dr. David Peck, the Company’s Vice President, Exploration and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this MD&A.

All dollar amounts are in millions of Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995 . All statements other than statements of historical fact are forward-looking statements. The words ‘planned’, ‘preliminary’, ‘expect’, ‘potential’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘could’, ‘would’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance such as statements with respect to project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining methods, expected mining and milling rates, metal price and foreign exchange rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the LDI mine may not perform as planned, the possibility that commodity prices and foreign exchange rates may fluctuate, the possibility that the Company may not be able to generate sufficient cash to service its indebtedness and may be forced to take other actions, the risk the Company may not be able to continue as a going concern, the possibility the Company will require substantial additional financing, events of default on its indebtedness, hedging could expose it to losses, competition, the possibility title to its mineral properties will be challenged, dependency on third parties for smelting and refining, inherent risks associated with development, exploration, mining and processing including risks related to tailings capacity and ground conditions, the risks associated with obtaining necessary licenses and permits, environmental hazards, uncertainty of mineral reserves and resources, changes in legislation, regulations or political and economic developments in Canada and abroad, employment disruptions including in connection with collective agreements between the Company and unions and litigation. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based

North American Palladium Ltd.

upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing projects, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to the price of palladium.

The Company recently expanded the underground LDI mine and has transitioned from ramp access to shaft access while utilizing long hole open stope mining. In the second quarter of 2015, the Company entered into a new three year collective agreement with its hourly employees that runs from June 1, 2015 to May 31, 2018.

The Company has significant exploration potential near the LDI mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established platinum group metal (“PGM”) producer on a permitted property, NAP has the potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the OTC Market under the symbol PALDF.

North American Palladium Ltd.

RECAPITALIZATION TRANSACTION

On June 18, 2015 the Company entered into an agreement with Brookfield Capital Partners Ltd. (“Brookfield”), its senior secured term loan lender, aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization arrangement”). Brookfield is a 100% owned subsidiary of Brookfield Asset Management Inc. (“BAM”).

On July 30, 2015, the Recapitalization arrangement received shareholder approval and was completed on August 6, 2015, resulting in the following: (i) cash settlement of all accrued interest owing to debtors at August 6, 2015 regarding the debt balances noted below immediately prior to conversion of the principal balances under the Recapitalization; (ii) conversion of all the outstanding principal amounts owing to Brookfield into equity, other than the bridge loan facility (“Bridge Loan”), resulting in Brookfield owning common shares representing 92% of the common shares outstanding on a fully diluted basis after giving effect to the Recapitalization arrangement, but prior to the rights offering; (iii) conversion of the outstanding principal relating to the 2012 and 2014 convertible debentures into equity, resulting in holders of convertible debentures owning common shares representing in aggregate 6% of the common shares outstanding on a fully diluted basis after giving effect to the Recapitalization arrangement, but prior to the rights offering described below; (iv) existing holders of common shares own 2% of the post-Recapitalization common shares outstanding on a fully diluted basis after giving effect to the Recapitalization arrangement, but prior to the rights offering; (v) the Company’s outstanding restricted share units were converted into common shares; (vi) the Company’s outstanding warrants and options were terminated; (vii) the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 400 existing common shares.

After completion of the Recapitalization, the Company undertook a $50 rights offering to raise equity, pursuant to which all shareholders at that time were able to participate. The rights offering was backstopped by Brookfield and Polar Securities Inc. These funds were used to repay the bridge loan with Brookfield, except for a nominal amount, which was repaid on September 18, 2015, and to fund ongoing operations.

WORKFORCE REDUCTION

On September 30, 2015, in response to weak metal prices the Company reduced its workforce and stopped blending low grade surface stockpiled ore with the higher grade underground ore and returned to a 14 day on, 14 day off operating schedule for the mill. Due to the reduction in low grade material being processed and the impact of the temporary mill shut down earlier this year as a result of water balance issues the Company has revised its 2015 guidance to 160,000 to 170,000 ounces of palladium down from the previously announced 185,000 to 205,000 ounces.

North American Palladium Ltd.

WATER BALANCE UPDATE

Milling operations at the Lac des Iles site were shut down from May 11 to June 26, 2015 due to a buildup of excess water behind the Company’s tailings management facility. This required a controlled discharge of reclaim water to the environment with oversight from the Ontario Ministry of the Environment and Climate Change (“MOECC”). Ongoing monitoring indicates that the water quality in the downstream water bodies has returned to background levels that existed before the discharge occurred and no detrimental effects to the natural environment have been noted. The Company has implemented an enhanced monitoring and remediation plan in consultation with First Nations groups and the MOECC to identify and mitigate any potential longer term impacts. Orders issued at the time of the discharge by the MOECC have all been complied with and have subsequently been rescinded.

HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
OPERATIONAL HIGHLIGHTS	2015	2014	2015	2014
Mining
Tonnes ore mined	443,312	575,664	1,854,705	1,612,748
Palladium grade (g/t)	3.5	2.6	3.0	2.9
Milling
Tonnes ore milled	659,817	566,494	1,747,379	1,604,483
Palladium head grade (g/t)	3.6	2.4	3.0	2.9
Palladium recovery (%)	83.4	80.7	82.9	83.1
Palladium production – payable oz	57,914	32,560	126,444	114,423
Palladium sales – payable oz	57,490	36,430	126,593	116,631
Realized palladium price per ounce (US$)	$667	$860	$746	$806
Cash cost per ounce palladium sold (US$) [1]	$522	$589	$590	$527

FINANCIAL HIGHLIGHTS	Three months ended September 30		Nine months ended September 30
($millions except per share amounts)	2015	2014	2015	2014
Revenue	$64.7	$46.4	$156.0	$145.7
Production costs including mine restoration and mitigation costs	47.3	30.1	118.2	90.2
Income (loss) from mining operations	(3.2)	3.5	(9.3)	10.3
Loss and comprehensive loss	$(68.5)	$(18.8)	$(202.5)	$(55.4)
Loss and comprehensive loss per share	$(2.18)	$(19.56)	$(18.04)	$(68.64)
EBITDA [1]	$(45.6)	$(4.1)	$(132.9)	$12.8
Adjusted EBITDA [1]	$9.1	$8.3	$14.9	$28.5
Capital spending	$12.3	$5.8	$25.6	$14.3

[1]	Non-International Financial Reporting Standard (“IFRS”) measure. Please refer to Non-IFRS Measures on pages 20-21.

In the third quarter of 2015:

•	443,312 tonnes were mined from underground and processed from the low grade surface stockpile at an average grade of 3.5 grams per tonne palladium.

•	The mill processed 659,817 tonnes of ore at an average palladium head grade of 3.6 grams per tonne and a recovery of 83.4%. Head grade increased 50% over the third quarter of 2014 due to milling the underground stockpile that accumulated when the mill was shut down in the second quarter of 2015.

•	Payable palladium production was 57,914 ounces while payable palladium sales were 57,490 ounces.

•	Revenue increased by $18.3 compared to the third quarter of 2014 primarily due to more favorable exchange rates and higher head grades that resulted in increased metal production.

North American Palladium Ltd.

•	Production costs and mine restoration and mitigation costs increased $14.8 to $44.9 compared to the third quarter of 2014 primarily due to milling 16% more tonnes, mining 17% more underground tonnes, unfavourable inventory and other cost movements, and increased power and reagents costs.

•	Adjusted EBITDA increased $0.8 to $9.1 compared to the third quarter of 2014.

•	A net loss of $68.5 was incurred which included a $28.3 loss on recapitalization, mine restoration costs and mitigation costs of $2.4, $10.8 of non-cash depreciation and amortization, and a $19.0 foreign exchange loss.

LDI OPERATING & FINANCIAL RESULTS

Operations at LDI consist of an underground mine accessed via shaft and ramp, an open pit (currently inactive), a substantial low grade surface stockpile and a mill with a processing capacity of approximately 15,000 tonnes per day. The primary underground deposits on the property are the Offset and Roby zones. During 2015, the mill ran on a full time basis at approximately 60% of capacity other than during the May 8, 2015 until June 26, 2015 period that the mill was shutdown. In the first six months of 2014, the mill was run on a batch basis. The mill shutdown in the second quarter of 2015 renders direct comparisons between 2015 and 2014 operating and financial results less informative.

Operating Results

The key operating results are set out in the following table.

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Ore mined (tonnes)
Underground	356,680	304,804	1,190,287	844,553
Surface	86,632	270,860	664,418	768,195

Total	443,312	575,664	1,854,705	1,612,748

Mined ore grade (Pd g/t)
Underground	4.1	4.0	4.1	4.6
Surface	1.3	1.1	1.1	1.0

Average	3.5	2.6	3.0	2.9

Milling
Tonnes of ore milled	659,817	566,494	1,747,379	1,604,483
Palladium head grade (g/t)	3.6	2.4	3.0	2.9
Palladium recoveries (%)	83.4	80.7	82.9	83.1
Tonnes of concentrate produced	6,968	4,135	16,519	13,834
Production cost per tonne milled, before mine restoration and mitigation costs	$68	$53	$64	$56

Payable production
Palladium (oz)	57,914	32,560	126,444	114,423
Platinum (oz)	4,138	2,506	9,854	8,227
Gold (oz)	3,590	2,266	7,893	7,757
Nickel (lbs)	325,700	321,761	1,019,752	1,096,865
Copper (lbs)	760,012	563,888	1,994,406	1,995,914
Cash cost per ounce of palladium sold (US$) [1]	$522	$589	$590	$527

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 20-21.

North American Palladium Ltd.

Mining

In the third quarters of 2015 and 2014, underground tonnes mined were blended with the low grade surface stockpile material for processing in the mill. Underground ore mined at LDI in the third quarter of 2015 consisted of 356,680 tonnes (3,877 tonnes per day) at an average grade of 4.1 g/t palladium compared to 304,804 tonnes (3,313 tonnes per day) at an average palladium grade of 4.0 g/t in the same period in the prior year. Underground tonnage mined was slightly lower than plan in the third quarter due to seismic activity in pillars adjacent to current mining activity. Although seismic activity is not unexpected in the mining plan the stoping sequence had to change and additional rehabilitation has been required. In the third quarter of 2015, 86,632 tonnes of the low grade surface stockpile and tailings at an average grade of 1.3 g/t palladium was processed compared to 270,860 tonnes at an average grade of 1.1 g/t in the prior year period. On a combined basis, 23% less tonnes of ore were mined and processed in the third quarter of 2015 at a 35% higher palladium grade compared to the same period in 2014.

In the first nine months of 2015, underground ore mined at LDI consisted of 1,190,287 tonnes (4,360 tonnes per day) at an average grade of 4.1 g/t palladium compared to 844,553 tonnes (3,094 tonnes per day) at an average palladium grade of 4.6 g/t in the prior year. In the first nine months of 2015, LDI processed 664,418 tonnes of the low grade surface stockpile and tailings at an average grade of 1.1 g/t (2014 - 768,195 tonnes at an average grade of 1.0 g/t).

Milling

During 2015, the mill ran on a full time basis at approximately 60% of capacity other than during the May 8, 2015 until June 26, 2015 period that the mill was shutdown. In the first nine months of 2014, the mill was run on a batch basis. The mill shutdown in the second quarter of 2015 renders direct comparisons between 2015 and 2014 operational results less informative.

During the three months ended September 30, 2015, the LDI mill processed 659,817 tonnes of ore at an average palladium head grade of 3.6 g/t palladium and a recovery of 83.4% to produce 57,914 ounces of payable palladium (compared to the results in the same period in 2014 – 566,494 tonnes milled, average palladium head grade of 2.4 g/t, recovery of 80.7%, producing 32,560 ounces of payable palladium). The mill shutdown in the second quarter of 2015 did not impact underground operations, resulting in the underground high grade stockpile accumulating to approximately 225,000 tonnes. When the mill restarted at the end of the second quarter, these additional tonnes, combined with ongoing underground production and some low grade surface stockpiles, resulted in the mill head grade increasing 50% over 2014 to 3.6 g/t.

During the nine months ended September 30, 2015, the LDI mill processed 1,747,379 tonnes of ore at an average palladium head grade of 3.0 g/t and a recovery of 82.9% to produce 126,444 ounces of payable palladium (2014 – 1,604,483 tonnes milled, average palladium head grade of 2.9 g/t, recovery of 83.1%, producing 114,423 ounces of payable palladium).

Production Costs per Tonne Milled

Production costs per tonne milled in the three and nine month periods ended September 30, 2015 were $68 and $64 respectively compared to $53 and $56 per tonne in the comparable 2014 periods. The increases were primarily due to higher costs associated with mining greater quantities of underground ore, reagent usage and increased power costs in 2015 compared to 2014 as well as the cost changes noted in the production cost increases described below.

Payable Production

Payable production for the three and nine months periods ended September 30, 2015 was higher for all payable metals, except for copper, compared to the same periods in 2014. The changes in payable metal production for the three and nine month periods ended September 30, 2015 compared to the respective periods in 2014 was primarily due to more tonnes milled, higher average head grades, and higher recoveries for all metals.

North American Palladium Ltd.

Cash Cost per Ounce of Palladium Sold

Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A.

The cash cost per ounce of palladium sold decreased to US$5221 for the three months ended September 30, 2015 compared to US$5891 in the same period in 2014. The cash cost per ounce of palladium sold increased to US$5901 for the nine months ended September 30, 2015 compared to US$5271 in the same period in 2014.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 20-21.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

	Three months ended September 30		Nine months ended September 30
($millions)	2015	2014	2015	2014
Gross revenue	$64.7	$46.4	$156.0	$145.7
Smelting, refining and freight costs	6.8	4.0	16.2	12.3
Royalty expense	2.7	1.8	6.2	6.1

Net revenue	55.2	40.6	133.6	127.3

Mining operating expenses
Production costs
Mining	19.9	17.0	64.7	52.9
Milling	9.9	7.3	27.5	22.5
General and administration	5.3	4.4	18.2	14.4

	35.1	28.7	110.4	89.8
Inventory and others	9.8	1.4	1.7	0.5
Mine restoration and mitigation costs	2.4	—	6.1	—

	47.3	30.1	118.2	90.3
Depreciation and amortization	10.8	6.9	24.0	25.4
Inventory price adjustment	—	—	0.5	—
Loss (gain) on disposal of equipment	0.3	0.2	0.2	1.4

Total mining operating expenses	$58.4	$37.2	$142.9	$117.1

Income (loss) from mining operations	$(3.2)	$3.4	$(9.3)	$10.2

The Company has included income from mining operations as an additional IFRS measure to provide the user with additional information on the actual results of the LDI operations.

Gross Revenue

Gross revenue is affected by production and sales volumes, commodity prices, currency exchange rates, timing of milling campaigns and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. Final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues.

North American Palladium Ltd.

The Company periodically enters into forward contracts relating to payable metals contained in concentrate delivered to the smelters. These contracts mitigate the Company’s exposure to changes in both the palladium price and the Canadian dollar exchange rate between the time of delivery of the concentrate and the time of final settlement. These financial contracts represent nil ounces of palladium as at September 30, 2015 (December 31, 2014 – 12,800 palladium ounces at an average forward price of US$812 per ounce of palladium). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at September 30, 2015 was $nil compared to $0.2 at December 31, 2014.

Revenue for the three months ended September 30, 2015
	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume (1)	57,490	4,154	3,568	328,340	761,064	n.a.	n.a.

Realized price (US$) (1)	$667	$1,038	$1,164	$5.58	$2.59	n.a.	n.a.

Revenue before price adjustment	$47.1	$5.3	$5.2	$2.1	$2.4	$—	$62.1
Price adjustment ($millions):
Commodities	0.8	(0.7)	—	(0.1)	—	—	—
Foreign exchange	1.9	0.4	0.2	0.1	—	—	2.6

Revenue ($million)	$49.8	$5.0	$5.4	$2.1	$2.4	$—	$64.7

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended September 30, 2014
	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume (1)	36,430	2,777	2,516	356,832	622,585	n.a.	n.a.

Realized price (US$) (1)	$860	$1,433	$1,319	$8.33	$3.18	n.a.	n.a.

Revenue before price adjustment	$34.1	$4.3	$3.5	$3.2	$2.1	$—	$47.2
Price adjustment ($millions):
Commodities	(2.1)	(0.7)	(0.1)	(0.3)	(0.1)	—	(3.3)
Foreign exchange	1.9	0.3	0.1	0.1	0.1	—	2.5

Revenue ($millions)	$33.9	$3.9	$3.5	$3.0	$2.1	$—	$46.4

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the nine months ended September 30, 2015
	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume (1)	126,593	9,941	7,894	1,035,320	2,018,993	n.a.	n.a.

Realized price (US$) (1)	$746	$1,132	$1,200	$6.33	$2.72	n.a.	n.a.

Revenue before price adjustment	$114.6	$13.8	$11.6	$7.5	$6.6	$0.1	$154.2
Price adjustment ($million):
Commodities	(4.2)	(1.5)	0.1	(0.3)	(0.1)	—	(6.0)
Foreign exchange	5.7	0.9	0.6	0.4	0.2	—	7.8

Revenue ($millions)	$116.1	$13.2	$12.3	$7.6	$6.7	$0.1	$156.0

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

North American Palladium Ltd.

Revenue for the nine months ended September 30, 2014
	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume (1)	116,631	8,380	7,915	1,094,717	2,038,907	n.a.	n.a.

Realized price (US$) (1)	$806	$1,432	$1,296	$7.61	$3.15	n.a.	n.a.

Revenue before price adjustment	$103.1	$13.1	$11.1	$9.4	$7.0	$0.1	$143.8
Price adjustment ($millions):
Commodities	0.6	(0.2)	0.2	0.2	(0.2)	—	0.6
Foreign exchange	0.7	0.2	0.1	0.1	0.1	—	1.2

Revenue ($millions)	$104.4	$13.1	$11.4	$9.7	$6.9	$0.1	$145.6

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended September 30, 2015 increased by $18.3 or 39% compared to the third quarter of 2014 primarily due to 58% more ounces of palladium sold, a 6% favourable movement in the exchange rate and greater volumes of platinum (+50%), gold (+42%), and copper (+22%), partially offset by a decrease in all US$ metal prices realized. For the nine months ended September 30, 2015, revenues increased by $10.4 or 7% primarily due to 9% more ounces of palladium sold, a 13% favourable exchange rate movement and 19% greater volumes of platinum, partially offset by lower realized US$ prices for all metals.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Sep-30 2015		Jun-30 2015		Mar-31 2015		Dec-31 2014		Sep-30 2014		Jun-30 2014		Mar-31 2014		Dec-31 2013
Palladium – US$/oz		$661		$677		$729		$798		$775		$844		$778		$711
Platinum – US$/oz		$908		$1,078		$1,129		$1,210		$1,300		$1,480		$1,418		$1,358
Gold – US$/oz		$1,114		$1,171		$1,187		$1,199		$1,217		$1,315		$1,292		$1,202
Nickel – US$/lb		$4.57		$5.30		$5.65		$6.77		$7.49		$8.49		$7.14		$6.34
Copper – US$/lb		$2.30		$2.61		$2.73		$2.85		$3.03		$3.15		$3.01		$3.34

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.75	US$	0.80	US$	0.79	US$	0.86	US$	0.89	US$	0.94	US$	0.90	US$	0.94

*	Based on the London Metal Exchange

Smelting, refining and freight costs

Smelting, refining and freight costs for the three and nine month periods ended September 30, 2015 were $6.8 and $16.2 compared to $4.0 and $12.3 in the respective 2014 periods. The increases over the prior year are primarily due to the impact of a weaker Canadian dollar and more tonnes of concentrate shipped.

Royalty expense

For the three and nine month periods ended September 30, 2015, royalty expenses were $2.7 and $6.2 compared to $1.8 and $6.1 in the respective 2014 periods. The increases in 2015 were primarily due to higher revenues in 2015 compared to the respective 2014 periods.

Production costs

For the three and nine months ended September 30, 2015, production costs were $47.3 and $118.2 compared to $30.1 and $90.3 in 2014 respectively. Production costs for the three and nine month periods ended September 30, 2015 include $2.7 and $6.1 of mine restoration and mitigation costs, respectively.

North American Palladium Ltd.

Mining costs for the three and nine month periods ended September 30, 2015 increased by $2.9 (17%) and $11.8 (22%) respectively compared to the 2014 periods. The increases were primarily due to 17% and 41% more underground tonnes mined respectively in the three and nine month periods ended September 30, 2015, and increased costs associated with contractors, parts and labour partially offset by lower costs for propane and equipment rentals.

For the three month period ended September 30, 2015, milling costs increased $2.6 (36%) while for the nine month ended September 30, 2015, milling costs increased $5.0 (22%) compared to the respective 2014 periods. These changes were primarily due to milling 16% more tonnes due to running the mill on a full time basis, increased reagent use, parts, power, and higher labour and contractor costs.

For the three and nine months ended September 30, 2015, general and administration costs increased $0.9 and $3.8 compared to the same periods in 2014, primarily due to consultant costs, camp catering costs, and severance payments.

Inventory and other costs increased production costs by $9.8 and $1.7 for the three and nine month periods ended September 30, 2015 compared to $1.4 and $0.5 respectively in 2014 periods for net changes of $8.4 and $1.2. These net changes were primarily due to the drawdown of the underground inventory stockpile that was built up in the second quarter of 2015 when the Company ceased milling operations from May 11 to June 26.

Depreciation and amortization

Depreciation and amortization for the three and nine months ended September 30, 2015 were $10.8 and $24.0 respectively, compared to $6.9 and $25.4 in the comparable 2014 periods. The 2015 increases over the prior year periods were primarily due to higher unit of production depletion related to higher production and more tonnes mined partially offset by an increased reserve and resource base.

OTHER EXPENSES

Exploration

Exploration expenditures for the three and nine month periods ended September 30, 2015 were $1.3 and $5.6 respectively compared to $2.6 and $5.2 in the respective 2014 periods. The changes were primarily due to an early start to the 2015 exploration program and a subsequent curtailment of the program in light of budget reductions.

General and administration

General and administration expenditures for the three and nine month periods ended September 30, 2015 were $4.6 and $9.6 respectively compared to $2.1 and $7.3 in the respective 2014 periods. The increases were primarily due to severance payments in the current period.

Interest and other income

Interest and other income for the three and nine months periods ended September 30, 2015 were $0.1 and $1.1 respectively compared to $1.5 and $3.9 in the comparable prior year periods. The decreases were primarily due to decreases in fair value changes of warrants associated with the convertible debentures issued in 2014.

Interest costs, prepayment fee and other

Interest costs, prepayment fee and other for the three and nine month periods ended September 30, 2015 were $10.0 and $103.4 respectively compared to $10.2 and $39.2 in the comparable prior year periods. The decrease of $0.2 for the three months ended September 2015 was primarily due to a decrease in interest expense as a result of the senior secured term loan that was settled as part of the recapitalization. The increase of $64.2 for the nine months ended September 2015 was primarily due to changes in the carrying value of the senior secured term loan that was settled as part of the recapitalization transaction that closed in August 2015.

North American Palladium Ltd.

Financing costs

For the three and nine month periods ending September 30, 2015, financing costs were $2.2 and $10.1 compared to a recovery of $0.9 and cost of $7.5 in the comparable 2014 periods. The 2015 amounts were primarily due to financing costs related to the Recapitalization agreement, waiver fees, bridge loan and interim facility financing, while the 2014 amounts primarily related to the issuance of the 2014 convertible debentures.

Loss on recapitalization

On June 18, 2015, the Company entered into the Recapitalization agreement with Brookfield. On July 30, 2015, the recapitalization arrangement received shareholder approval and was completed on August 6, 2015, resulting in the cancellation of all outstanding options and warrants and the conversion of certain debt amounts owing to Brookfield, the 2012 and 2014 convertible debentures, and outstanding restricted share units into equity. At the time of the recapitalization, the Company issued 19,404,572,359 common shares with a fair value of $388.1 to settle debt and other amounts with an aggregate carrying value of $359.8, resulting in a loss on recapitalization of $28.3 being recorded in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

Foreign exchange loss

Foreign exchange loss for the three and nine month periods ended September 30, 2015 was $19.0 and $37.3 respectively compared to $9.8 and $10.5 in comparable 2014 periods. The 2015 and 2014 losses were primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility.

SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results

($millions except per share amounts)	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$64.7	$27.3	$64.0	$74.5	$46.4	$50.5	$48.7	$39.6
Production costs, including mine restoration and mitigation costs	47.3	29.3	41.6	40.5	30.1	30.3	29.7	29.9
Exploration expense	1.3	1.8	2.5	3.1	2.5	1.9	0.8	1.4
Capital expenditures	12.3	7.8	5.6	9.5	5.8	5.6	2.9	16.7
Net loss	68.5	96.8	37.3	11.3	18.8	10.0	26.7	11.7
Cash provided by (used in) operations	(14.0)	6.4	20.7	1.0	8.0	(3.8)	(16.8)	4.2
Cash provided by (used in) financing activities	21.2	11.6	(8.8)	0.7	(34.7)	31.6	31.8	4.3
Cash provided by (used in) investing activities	(12.3)	(7.2)	(5.6)	(9.5)	(5.8)	(5.4)	(2.9)	(16.7)
Net loss per share
– basic and diluted	$(2.18)	$(98.35)	$(38.18)	$(11.70)	$(19.56)	$(11.44)	$(45.86)	$(23.76)
Tonnes milled	443,312	336,142	751,420	1,080,299	566,494	521,478	516,511	544,074
Palladium sold (ounces)	57,490	23,974	45,129	57,256	36,430	40,716	39,485	35,205
Realized palladium price (US$/ounce)	$667	$758	$786	$787	$860	$806	$739	$725

North American Palladium Ltd.

Trends:

•	Revenue, production costs, tonnes milled and palladium ounces sold, varied over the last eight quarters as mining has transitioned from the Roby zone underground and the surface open pit to the Offset zone underground and surface stockpiles. The mill shutdown in the second quarter of 2015 did not impact underground operations, resulting in a stockpile of underground ore that was fed into the mill when it restarted at the end of the second quarter, which significantly increased the average palladium head grade, impacting revenue realized, ore milling and palladium ounces produced.

•	Realized quarterly average prices for palladium have ranged from US$667 to US$860 per ounce in the last eight quarters while US$ prices for platinum, gold, copper and nickel have generally been declining over the last five quarters. The weakening of the Canadian dollar versus the United States dollar generally results in higher revenues.

•	Capital expenditures have primarily related to sustaining capital for the last eight quarters, and in Q3 2015 expansion of the tailings management facility.

•	Cash provided by financing activities in Q2 2015 was primarily due to a US$25 credit facility provided by the senior secured term loan lender that was fully utilized in the quarter and the Q1 and Q2 2014 sources were primarily due to the issuance of convertible debentures. The use of funds in Q3 2014 was primarily due to a partial repayment of the senior secured term loan.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended September 30		Nine months ended September 30
($millions)	2015	2014	2015	2014
Cash provided by (used in) operations prior to changes in non-cash working capital	$(2.0)	$4.5	$0.1	$23.2
Changes in non-cash working capital	(12.0)	3.5	13.1	(35.7)

Cash provided by (used in) operations	(14.0)	8.0	13.2	(12.5)
Cash provided by financing activities	21.2	(34.7)	23.8	28.6
Cash used in investing activities	(12.3)	(5.8)	(25.0)	(14.1)

Increase (decrease) in cash and cash equivalents	$(5.1)	$(32.5)	$12.0	$2.0

Operating Activities

For the three months ended September 30, 2015, cash used in operations prior to changes in non-cash working capital was $2.0 compared to a source of cash of $4.5 in the prior year period. The 2015 decrease of $6.5 was primarily due to a $14.8 increase in production costs, $3.7 increase in smelting, refining, freight and royalty costs, $2.4 increase in mine restoration and mitigation costs, and a $2.5 increase in general and administration, partially offset by an $18.3 increase in revenue. For the nine months ended September 30, 2015, cash sourced by operations prior to changes in non-cash working capital was $0.1 compared to $23.2 in the prior year. The 2015 decrease of $23.1 was primarily due to a $21.9 increase in production costs, $6.1 increase in mine restoration and mitigation costs, and a $2.3 increase in general and administration, partially and a $4.1 increase in smelting, refining, freight and royalty costs, partially offset by an $10.3 increase in revenue.

North American Palladium Ltd.

Changes in non-cash working capital for the three months ended September 30, 2015 resulted in a use of cash of $12.0 compared to a source of cash of $3.5 in the same period ended 2014. The 2015 decrease of $15.5 was primarily due to unfavourable movements in accounts receivable of $23.5 and accounts payable and accrued liabilities of $1.7, partially offset by favourable movements in inventories of $8.1 and other assets of $1.7. Changes in non-cash working capital for the first nine months of 2015 resulted in a source of cash of $13.1 compared to a use of cash of $35.7 in 2014. The 2015 increase of $48.8 was primarily due to favourable movements in accounts receivable of $28.4 and accounts payable and accrued liabilities of $23.8 partially offset by an unfavourable movements in other assets of $4.4.

Financing Activities and Liquidity

For the three months ended September 30, 2015, financing activities resulted in a source of cash of $21.2 compared to a use of cash of $34.7 in the comparable 2014 period. The $55.9 increase was primarily due to $49.6 net proceeds received from the rights offering, reduction in interest paid of $27.7, partially offset by a $17.6 repayment of the bridge loan. For the nine months ended September 30, 2015, financing activities resulted in a source of cash of $23.8 compared to $28.6 for the comparable period. The $4.8 decrease is primarily due to an increase of $9.2 other financing costs, partially offset by $49.6 net proceeds received from the rights offering, $16.3 net drawdown of credit facilities and a decrease of $6.2 interest paid, compared to $61.2 of net proceeds from convertible debentures issued (that have been converted to equity).

Investing Activities

For the three and nine month periods ended September 30, 2015, investing activities used cash of $12.3 and $25.0 respectively compared to $5.8 and $14.1 in the comparable 2014 periods. The expenditures in 2015 and 2014 were due to additions to mining interests.

Liquidity and Capital Resources1

($millions)	As at September 30 2015	As at December 31 2014
Cash and cash equivalents	$16.1	$4.1
Total debt	43.7	281.7
Shareholders’ equity	462.1	224.4

[1]	Also see critical accounting policies and estimates, going concern section of this MD&A.

As at September 30, 2015, the Company had cash and cash equivalents of $16.1 compared to $4.1 as at December 31, 2014. The change from the prior year end is due to the sources and uses of cash as noted above. The funds are deposited with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 credit facility that is secured by first priority on the Company’s accounts receivable and inventory and second priority on the property, plant and equipment and may be used for working capital liquidity and general corporate purposes. In July 2014, the Company extended its US$60 credit facility to July 3, 2015 and the facility was further extended to November 30, 2015. As at September 30, 2015, the borrowing base calculation limited the credit facility to a maximum of US$35.1 of which US$33.0 was utilized including US$12.3 of letters of credit.

The Company’s credit facility contains several financial covenants which, if not met, would result in an event of default. This loan also includes certain other covenants, including limits on liens, additional debt, payments, material adverse change provisions and cross-default provisions. Certain events of default result in this loan becoming immediately due. Other events of default entitle the lender to demand repayment.

North American Palladium Ltd.

The Company’s liquidity may be adversely affected by operating performance, a downturn in market conditions impacting access to capital markets or entity specific conditions. The Company’s liquidity is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, and meeting production targets. Adverse changes in any of these variables may impact the Company’s liquidity position.

At March 31, 2015, the Company received waivers with respect to the current ratio, minimum shareholders’ equity and senior debt to EBITDA ratio covenants, and subsequently received amendments waiving future covenant compliance for the April, May, June and July 2015 compliance tests, subject to certain conditions. Please also see the recapitalization transaction section of this MD&A. At September 30, 2015, the Company was in compliance with all covenants.

The Company has $15.9 of finance leases funding equipment for operations. Please also see the contractual obligations below for additional commitments.

Contractual Obligations

Contractual obligations are comprised as follows:

As at September 30, 2015	Payments Due by Period
($millions)	Total	1-3 Years	3-5 Years	5+ Years
Credit facility	$27.8	$27.8	$—	$—
Finance lease obligations	15.9	13.4	2.5	—
Operating leases	2.6	2.6	—	—
Purchase obligations	8.8	8.8	—	—

	$55.1	$52.6	$2.5	$—

In addition to the above, the Company has asset retirement obligations at September 30, 2015 in the amount of $16.5 for the LDI mine and contractual obligations reflected in accounts payable. The Company obtained letters of credit of $14.8 related to the asset retirement obligation.

Commitments

Please refer to note 14 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended September 30, 2015.

OUTSTANDING SHARE DATA

As of November 5, 2015, there were 58,126,526 common shares of the Company outstanding.

North American Palladium Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s credit facility (note 9), which was almost fully drawn on September 30, 2015, expires on November 30, 2015. The Company utilizes its credit facility as needed to both supplement shortfalls in cash flow from operations and to fund certain capital expenditures, and as a result the Company will need to renew or replace its credit facility. The Company’s credit facility contain several financial covenants, which, if not met would result in an event of default. Certain events of default entitle the lender to demand repayment.

Management has estimated that the Company’s existing cash resources and forecasted cash flow from operations for the year ending December 31, 2016 will not be sufficient to fund forecasted capital expenditures, and consequently the Company will need to seek additional financing, in addition to renewing or replacing its existing credit facility. The Company’s cash flow from operations is dependent on a number of variables which cannot be predicted with certainty, including, but not limited to, meeting production targets, metal prices and operational costs. While the Company is pursuing various financing alternatives, the certainty of completing sufficient financing arrangements on terms acceptable to the Company cannot be assured at this time. Accordingly, these conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The condensed interim consolidated financial statements do not include adjustments to the carrying values of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

b.	Use of estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

North American Palladium Ltd.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and,

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

c.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

d.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

North American Palladium Ltd.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

e.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

f.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as an interest cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in

North American Palladium Ltd.

excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

There have been no new accounting standards adopted by the Company for the nine month period ended September 30, 2015.

New standards not yet adopted

The following new standards or amendments to standards are not yet effective for the period ended September 30, 2015 or have otherwise not yet been adopted by the Company.

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttable presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2018. The Company is presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Form 40-F/Annual Information Form, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Form 40-F can be obtained from the SEC’s website at www.sec.gov and a copy of the Annual Information Form is posted on the SEDAR website at www.sedar.com.

North American Palladium Ltd.

RISKS AND UNCERTAINTIES

In addition to the risks and uncertainties discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities, the reader should also consider the following risk factors:

Going Concern Risk – Please see the recapitalization transaction and going concern sections of this MD&A.

Liquidity Risk – Please see the liquidity and capital resources section of this MD&A.

Financing Risk – Please see the recapitalization transaction and going concern sections of this MD&A.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the nine month period ended September 30, 2015, the Chief Executive Officer and Interim, Vice President and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Interim, Vice President and Chief Financial Officer.

Internal Control over Financial Reporting

For the nine month period ended September 30, 2015, the Chief Executive Officer and Interim, Vice President and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS as issued by the IASB.

On August 6, 2015, the Company completed a recapitalization arrangement which involved the conversion of a significant portion of its debt for shares. As a result of the recapitalization, the Company ownership changed with Brookfield acquiring a 92% equity interest in the Company. Subsequent to this recapitalization, a change in corporate management occurred. The nature of the change in corporate management did not impact changes in the Company’s internal controls over the financial reporting that may have either materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the most recent nine month period ended September 30, 2015.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Interim, Vice President and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

North American Palladium Ltd.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce, EBITDA and adjusted EBITDA which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. The cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces of palladium sold to arrive at the by-product cash cost per ounce of palladium sales. This measure, along with revenues, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

		For the three months ended				For the nine months ended September 30
($millions except ounce and per ounce amounts)	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014	Sep 30 2014	2015	2014
Production costs including overhead	$44.9	$25.6	$41.6	$40.5	$30.1	$112.1	$60.1
Smelting, refining and freight costs	6.8	2.7	6.7	6.7	4.0	16.2	8.3
Royalty expense	2.7	1.0	2.5	3.0	1.8	6.2	4.3

Operational expenses	54.4	29.3	50.8	50.2	35.9	134.5	72.7
Less by-product metal revenue	14.9	7.1	18.0	19.5	12.5	39.9	28.7

	$39.5	$22.2	$32.8	$30.7	$23.4	94.6	$44.0

Divided by ounces of palladium sold	57,490	23,974	45,129	57,256	36,430	126,593	80,201
Cash cost per ounce (CDN$)	$687	$926	$727	$537	$642	$747	$548
Average exchange rate (CDN$1 – US$)	0.76	0.81	0.81	0.88	0.92	0.79	0.91

Cash cost per ounce (US$), net of by-product credits	$522	$750	$589	$473	$589	$590	$498

North American Palladium Ltd.

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from loss: change in carrying value of long-term debt; income and mining tax expense; interest and other income; interest costs, prepayment fee and other; financing costs; depreciation and amortization; exploration; foreign exchange loss (gain); loss on recapitalization; mine restoration and mitigation costs; and, severance payments.

	For the three months ended					For the nine months ended September 30
($millions)	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014	Sep 30 2014	2015	2014

Loss and comprehensive loss for the period	$(68.5)	$(96.8)	$(37.3)	$(11.2)	$(18.8)	$(202.5)	$(36.6)
Interest and other income	(0.1)	(2.4)	1.3	(0.5)	(1.5)	(1.1)	(2.4)
Interest costs, prepayment fee and other	10.0	14.8	11.9	10.1	10.2	36.6	29.0
Financing costs	2.2	7.5	0.4	—	(0.9)	10.1	8.4
Depreciation and amortization	10.8	4.6	8.6	12.2	6.9	24.0	18.5

EBITDA	$(45.6)	$(72.3)	$(15.0)	$10.6	$(4.1)	$(132.9)	$16.9
Exploration	1.3	1.8	2.5	3.1	2.6	5.6	2.6
Foreign exchange loss (gain)	19.0	(4.0)	22.4	7.9	9.8	37.3	0.6
Mine restoration and mitigation costs	2.4	3.7	—	—	—	6.1	—
Severance payments	3.7	—	—	—	—	3.7	—
Change in carrying value of long-term debt	—	66.8	—	—	—	66.8	—
Loss on recapitalization	28.3	—	—	—	—	28.3	—

Adjusted EBITDA	$9.1	$(4.0)	$9.9	$21.6	$8.3	$14.9	$20.1